Response to Item 77(D) for the Life Series Funds:

During the period covered by this report, the Life Series Government Fund and Life Series Investment Grade Fund were authorized to invest in U.S. Treasury futures and options on U.S. Treasury futures and the Life Series Special Situations Fund was authorized to invest in master limited partnerships.